REMEDENT USA, INC.- REGISTRATION STATEMENT
                               DATE FILED: 6/30/00

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) OR (g) of the Securities Exchange Act of 1934

                               REMEDENT USA, INC.
                 (Name of Small Business Issuer in its charter)

Nevada                                             86-0837251
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)



1220 Birch Way
Escondido, California,                                    92027
(Address of principal executive offices)              (Zip Code)


Issuer's telephone number      (760)781-3333


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                  Title of each class             Name of each exchange on which
                  to be registered                each class of stock is to be
                                                  registered

Common Stock, par value $.001 per share           OTC:BB   Symbol: REMM

PART  I

ITEM 1.   DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

                  Remedent USA, Inc. was incorporated under the laws of Arizona in September 1996. We were formed for the purposes of developing, marketing and distributing the Remedent Toothbrush, a new single-handle toothbrush, gumbrush and tongue cleaner designed to improve oral care at an affordable price. Remednet USA, Inc. is the successor entity resulting from an October 2, 1998 reorganization with Resort World Enterprises, Inc., a Nevada corporation, whereby all of the issued and outstanding shares of Remedent were exchanged for approximately 79% of the issued and outstanding shares of common stock of Resort World Enterprises. This was accomplished by filing articles of merger with the states of Nevada and Arizona. Resort World Enterprises was a non operating public company whose stock was traded on the over-the-counter bulletin board ("OTC") market. The terms of the Stock Exchange Agreement required: (i) that all of the officers and directors of Resort World Enterprises resign and that the officers and directors of Remedent prior to the merger be appointed as the officers and directors of the surviving company; and (ii) that the name of Resort World Enterprises be changed, through the filing of an Amendment to the Articles of Incorporation, to Remedent USA, Inc. Consequently, we, as the surviving company, are now known as and conduct business under the name of Remedent USA, Inc. Since our inception, neither our predecessor nor us have been a party to any bankruptcy, receivership or similar proceeding.


OUR BUSINESS

         (a) Remedent USA, Inc.

                  Our primary product, the Remedent Tooth and Gumbrush combines a toothbrush, gumbrush and tongue cleaner into a single instrument ("Remedent Toothbrush"). It was invented and developed in Europe under the direction of Jean Louis Vrignaud. All rights, title and interest in the Remedent Toothbrush were assigned to Remedent USA, Inc. by Mr. Vrignaud, for the purposes of developing, producing and marketing the Remedent Toothbrush. The Remedent Toothbrush consists of a twin-headed gumbrush at one end of the handle and a toothbrush with an underside tongue cleaner at the other end. Its retail price point is within the premium toothbrush segment, approximately $3.29 to $5.00. The triple action of Remedent Toothbrush targets the gums, teeth and tongue, thus improving the odds for better overall oral hygiene.

                  We consider the toothbrush portion of the Remedent Toothbrush to be equal to or better than other high premium toothbrushes because it incorporates the best features of all other high quality brushes. The wide design embodies a greater number of bristles designed to provide effective plaque removal in less time. Unlike other toothbrushes on the market, the Remedent Toothbrush features a tongue cleaner and gumbrush. The tongue cleaner is designed to draw the plaque off the tongue which has been loosened by brushing. The gumbrush portion of the Remedent Toothbrush consists of facing twin brushes with bristle configuration designed to provide simultaneous and thorough cleaning of the gums.

                  In addition to the Remedent Toothbrush we are currently working on the development of eight (8) additional products that fall within the oral hygiene category. These products are described in detail in Exhibit 99.1. Because public disclosure would eliminate the possibility of obtaining patent protection according to current patent law, and our need to maintain a proprietary safeguard of our new product development strategies, we are seeking confidential treatment regarding our new product line. We intend to seek patent protection for each new product, but for now we must protect these new product concepts as trade secret. The intention is to release one new product into the market approximately every 9 months, the first of which is planned for October, 2000.

                  Our  objective  is  to  become  a  leading   manufacturer   of
         toothbrushes and oral hygiene products. To achieve this objective, we are focusing our market strategy on enhancing the reputation of our product, increasing the market penetration of our products, continuing the development of other oral hygiene products, and the refinement and improvement of our existing technology. An integral part of this strategy is the expansion of our marketing efforts to target both domestic and international sales. Our domestic strategy is to create product awareness through the market expansion program now in progress in addition to free sampling to consumers and dental professionals. We also intend to expand our line of products beyond the Remedent Toothbrush into floss dispensers and powered toothbrushes.

         (b) Industry Background

                  According to Supermarket Research, the toothbrush market has increased 8% to 10% per year, since 1996. The premium toothbrush market share accounted for 42% of this increase. We expect year-to-year increases will continue at or above this range.

                  Total toothbrush sales for 1995, 1996, and 1997 were $700 million, $757 million, and $832 million, respectively. The increase in sales reflected 8% and 10% for 1996 and 1997, respectively. According to Information Resources, Inc., the premium toothbrush segment totaled 24% or $168 million; 34% or $257 million; and 42% or $349 million; for 1995, 1996, and 1997 respectively, for the total sales mentioned above. This reflects an increase of 53% for premium sales from 1995 to 1996 and 35% increase from 1996 to 1997.

                  Over 90% of adults in the United States use toothbrushes. Simmons Market Research Bureau ("Simmons") has reported that slightly more than 90% of U.S. adults -- over 169 million individuals -- used manual toothbrushes in 1994. Women accounted for nearly 53% of users and men for more than 47%.

                  Some strong toothbrush brand loyalty exists. Many of the 18 toothbrush brands studied by Simmons enjoy strong brand loyalty. Overall, 63% of adults stay with one label and the more popular the brand, the more loyal its users.


         (c) Competition

                  Currently, there are more than 200 competitors sharing the oral hygiene market. Broader ranges of companies are active in the toothbrush category than in other categories of the oral hygiene market. The top two marketers responsible for 41% of toothbrush retail sales in 1996 were Colgate-Palmolive's Colgate (19%) and Gillette's Oral B (22%). Johnson & Johnson's Reach (15%) and Procter & Gamble's Crest (10%) occupy the middle echelon. SmithKline Beecham and its Aquafresh Toothbrush maintained 5%. Mentadent a product of the Unilever Group has 6% of sales. Private label marketers are relatively strong in the toothbrush category. They reached a combined share of 7% of toothbrush retail dollar sales. We operate in the oral care industry in which leading marketers have done an outstanding job of creating public awareness of the need for better gum care. The primary advantage many competitors have over us is capital and the ability to make consumers aware of their products. In order to adequately compete, we plan to raise $5 million through a variety of different funding vehicles including equity and debt financing. (See "Liquidity and Capital Resources").

                  In the United States, only one other company has emerged with a product similar to the Remedent Toothbrush. They launched their product in the early 1990's and within four years, captured a commendable share of the high premium market. However, due to several design flaws, they have had a difficult time retaining customers. We believe that this product is of virtually no threat to Remedent Toothbrush, as evidenced by the fact that many stores are replacing the competitor product with Remedent Toothbrush. This information has been given to us by our brokers after they successfully placed the Remedent Toothbrush into many retailers that formerly carried the other product.

                  We believe that the larger handle of the Remedent Toothbrush may be a functional disadvantage as it does not fit into a normal toothbrush holders. To alleviate this problem we provide a special hang tab each Remedent Toothbrush which allows the consumer to store the brush in the shower or within a cabinet.

         (d) Business Strategy

                  We   compete   in  the   premium   quality   segment   of  the
         toothbrush/oral hygiene industry, a growing and highly competitive area. To compete in this market, our business strategy is to:

                    o Strengthen and broaden core brands through marketing and advertising, product development and manufacturing;

                    o Expand our presence in all markets in which we compete and enter new markets where there are opportunities for growth; and

                    o    Continue  to  reduce   costs  and   improve   operating
                         efficiencies, customer service and product quality and carefully manage working capital;

         (e)  Marketing Strategies

                  We intend to focus our marketing on package design, direct contact with dental professionals, and the employment of marketing specialists who will concentrate their efforts on our product's significant point of difference.

                  Much of our marketing focuses on the package design. Initially, the brush was marketed in a tubular package. The test marketing began in August of 1996 in Phoenix, Arizona at Fry's Food and Drug with 46 stores. The product achieved a 7% market share without benefit of either promotions or advertising. However, the package needed improvement, considering that many shoppers were tampering with the package in the store in an effort to examine the toothbrush. In February of 1997, the new blister package was designed and additional test marketing followed.

                  In addition, we have and will continue to target dentists and hygienists directly. From April 1996 to the present, we have distributed several thousand brushes to dentists and hygienists throughout the country. This was done through dental conventions and direct mail promotions. Many of those dental professionals have become regular customers. They purchase Remedent Toothbrushes from us and give them away free to most of their patients.

                  Getting toothbrushes into retail stores requires broker representation. In March 1996, we entered into a sales broker agreement with B & R Marketing Company. This agreement expired in February of 1999. Since sales over the three-year period were not increasing, management felt it was necessary at that time to engage another firm that could better meet our marketing needs. Therefore, on March 10, 1999 we entered into an exclusive marketing representation agreement with Double Eagle Market Development Company. The agreement with Double Eagle contemplates a six month term with automatic renewal, unless terminated by either party no later than sixty days prior to the end of any specific six month period. An initial consultant fee of $10,000 was paid upon signing of the contract, and each month thereafter Double Eagle receives a minimum guarantee of $4,000, which is offset partially or entirely by the 6% fee commission earned on net invoiced wholesale orders placed with the Company by Double Eagle.

                  Double Eagle has hired outside brokers to solicit and serve the customers in the territory in a manner to maximize our sales, and those outside brokers will be compensated with an additional and separate 5% fee commission for all net invoiced sales generated directly by their firm. Double Eagle continues as our exclusive marketing representative.

                  At the suggestion of Double Eagle, the company once again re-designed the package, reverting from the blisterpack to the original tube with extensive modifications. The goal was to present the toothbrush in an attractive, eye catching package that would provide visibility above and beyond any other toothbrush package on the shelf. A tube-type package was re-developed, this time with tamper-proof features. Both the old blister pack and the new tube package, which also serves as a travel tube, are sold in US stores. The blister pack will eventually be eliminated.

         (1) National Marketing Plan

                  In conjunction with Double Eagle Market Development Company we have developed a national marketing plan to be implemented on an expanding regional basis over a four-year period. The main objective of this plan is to gain a 10-15% market share and $45.6 million in net sales by mid 2003. The strategy and tactics of the integrated marketing plan include:

                    o Positioning Remedent Tooth & Gumbrush as the only complete oral care system available today
                    o Securing a 70% all commodity volume (ACV) in the initial year in controlled expansion markets.
                    o    Initially selecting markets with high Info Scan Indices
                    o Incorporating a dental hygiene program targeted at securing broad professional product endorsement

                  By following the strategies listed above, as well as using trade programs such as scan downs, promotions, prepared displays, point of sale materials, coupons, clip strips and other marketing tools, we believe that we can increase distribution to 70% ACV which means obtaining distribution in 70% (by volume) of outlets that distribute this product class.

                  The company is currently beginning a test market in the northwestern states and expects it to last approximately 12 months, providing information and feedback on both the Remedent Toothbrush and the effectiveness of various promotional and advertising programs. Subsequent to the test market, knowledge accumulated will be used to amend, if necessary, relevant aspects of the marketing strategies and tactics, so that a national introduction can occur in the second year. The quality of the product, the previously stated focus on the importance of dental care, and the prior experience with Fry's test market, indicate that the Remedent Tooth & Gumbrush should achieve and sustain a 10% share of the market. The states included in this test market are: Oregon, Washington, Utah, Idaho, Montana and Wyoming. All of these markets have IRI Index higher that 100 and a total sales of $15 million.

         (2) Targeted Direct Mail Dental Program

                  In conjunction  with the  integrated  marketing plan described above, another important factor is securing dental professional endorsements. This plan includes a direct marketing program to send a Jiffy Pack Mailer, which includes a video, samples, printed information and coupons to all dental hygienists in the Northwest which totals 7,024.

                  We also plan to increase our attendance at regional dental hygiene conventions and continue to provide direct professional sales. The support of dental professionals is an important element in creating demand of our product. We intend to continually promote to the dental professionals by:

                    o    Offering professional discounted prices;
                    o Providing substantial advertising in dental publications highlighting the unique features and positive health benefits of the Remedent Tooth & Gumbrush;
                    o Providing direct mail and free samples to dental professionals;
                    o    Participating in major dental conventions;
                    o    Visiting  dental  students to promote  Remedent Tooth &
                         Gumbrush with samples, lectures and conducting additional clinical tests at major dental schools;and
                    o Creating links to our website from other dental related websites.

         (3)   Results of Expansion Market

                  As of March 2000 the expansion market is at approximately 60% ACV. The advertising commenced on April 1, 2000. However, it has been scaled back from twelve airings per week to six until the full 70% is reached. We expect sales to increase as advertising continues and consumer awareness continues and consumer awareness grows.

                  As of February 2000, the product is sold in approximately 12,000 stores in the United States. The average retail price for the blister-packed brush is approximately $2.90 while the average retail price for the new tube packaged brushes is approximately $3.79.

         (4)  International Market

                  We have not actively approached the international market. However, several interested international distributors have approached us for the purpose of purchasing and distributing the Remedent toothbrush in their markets. The blister-packed brushes are currently selling primarily in four foreign countries, with Japan as the largest selling country. The other countries in which we currently have negotiated distribution agreements are: Morocco, Israel and Thailand. The percentage of revenue for foreign customers represents approximately 9% of our total revenue.

                  The following chart shows the revenue from each country and the respective percentage of our international sales.

                  International Sales for Fiscal Year End 2000
                  --------------------------------------------

         (in thousands)                     Revenue           Percentage
                                            Received          of Revenue
                                            --------          ----------

         Japan                              $27,212                 69%
         Thailand                             4,979                 13%
         Israel                               4,965                 12%
         Morocco                              2,000                  5%
         Others                                 272                  1%
                                             ------                -----
                           TOTAL            $40,428                100%

                  We plan an aggressive international marketing effort in the near future, with the largest anticipated increases in England and Israel.

         (f)   Distribution Methods

                  Our  product is sold to  retailers  (consisting  primarily  of grocery stores, club stores, and super drug discount stores), wholesalers, dental professionals, distributors, multi-level marketers and private individuals.

                  All products are shipped from Hong Kong to Long Beach, CA and then directly on to the "bonded" warehouse of Charles Schayer Company in Phoenix, Arizona. Bonded refers to a special warehouse company that holds goods until they are officially released by US Customs. Once the product clears Customs in Phoenix, the import tax is paid, and Schayer may warehouses the product for a nominal fee until needed by the Company or release it directly to our warehouse in Phoenix.

                  Up until January 2000, the company leased approximately fifteen hundred (1,500) square feet of office and warehouse space in Scottsdale, Arizona. That facility has now been vacated. The company has entered into a three (3) year lease on a new facility in Phoenix, Arizona from DEK Enterprises. The new location has a total of 3,330 square feet of office and warehouse space with a base rent of $2,065.00 per month. This Phoenix facility is used as the fulfillment center for all Remedent product dispatching. We believe that it will provide adequate space to warehouse our products, thus eliminating the need for warehousing fees at Schayer Company. Schayer Company is now only used as our customs clearing broker.

         (g)   Principal Suppliers

                  We do not manufacture, nor do we have the capability to manufacture, nor do we anticipate establishing the capacity to manufacture its products. We currently out-source equipment and inventory from multiple vendors, but there is no assurance that we will be able to continue. Although multiple manufacturers currently produce or are developing equipment to produce which we believe will enable us to meet our current and anticipated operational requirements, no assurance can be given that such equipment will always be readily available on commercially reasonable terms.

                  Our existing production facilities are currently located at the Shummi-Asia production plant, located in Shen Zhen, China. Existing production tooling is capable of processing and packaging 35,000 Remedent Toothbrushes per day or 1,000,000 units per month, with the ability to double that capacity with a 3-month advance notice. This production plant acts as our major subcontractor. There are approximately 15 additional subcontractors throughout the world that have the same production capacity as the current vendor. We are working to establish contingency manufacturing capacity in the event that there arises a problem with the current vendor. Our tooling can be moved on very short notice to another subcontractor. This would assure that any break in production needs would be minimal.

                  All raw materials for our product are of USA origin. Shummi-Asia orders all raw materials directly from Eastman Chemical Company for the plastic injection process of the handles. The bristles are made of Dupont Tynex and ordered directly from Dupont. All product delivered from China is packaged and store ready. All shipping and display units are purchased from Tharco in Phoenix, AZ. All raw materials are readily available and we do not anticipate any significant setbacks in the event that Dupont or Eastman is unable to provide the raw materials.

         (h)   Major Customers

                  Our top three customers are CVS Drug (4,400 stores), Consolidated Wholesalers, and Bergen Brunswig Drug Company. These three customers represent approximately 60% of our sales and revenue. As we expand our distribution and implement the full marketing plan, the dependency on major customers will continue to decrease.

                  The chart below identifies major customers and the percentage of our revenue from each customer. CVS is the largest, with revenues representing 45% of total company sales. Should we lose CVS, this would have an adverse effect on our cash flow until Double Eagle Market Development Company can fully implement the market expansion program in the Pacific Northwest and increase customer base and sales to recoup sales lost by CVS' departure.

                  Percentage of Sales From April 1, 1999 through March 31, 2000

                  Name                                   % of Revenue
                  ----                                   ------------
                  CVS                                        45.00
                  Consolidated Stores                         8.16
                  Bergen Brunswig Drug Co.                    6.48
                  Nutrition For Life                          4.73
                  Target                                      4.04
                  McKesson Distributors                       2.83
                  Minyards                                    2.71
                  Fred Meyer                                  2.33
                  Fleming Companies                           1.37
                  Longs Drug Stores                           1.35
                  Newman Grove Family Dentistry               2.21
                  All Others (dentists, individuals)          9.91
                                                             -----
                                    Subtotal                 91.12
                  International:
                  --------------
                  Trendy Corporation                          3.69
                  Sun Dental Corp., Ltd.                      2.74
                  Weinstein Daniels Ltd.                      1.30
                  KWH International                           1.15
                                                              ----
                                    Subtotal                  8.88

                                         TOTAL              100.00

                  Consolidated  Distributors is our second largest customer with
         8.16% of sales and revenue. The large gap between the CVS and Consolidated shows the significance of CVS' sales and revenue. Should we lose CVS as a customer, this could be very detrimental to Remedent's survival. The importance of advertising and supporting the CVS store chain with in-store flyer coupons and a variety of promotional programs is crucial to keeping this business and other future major stores of this caliber as long time customers. Only our success in raising capital can generate these types of promotional programs with regularity to create consumer awareness and increase sales.

         (i)   Intellectual Property

                  Our ability to compete effectively within the toothbrush and oral hygiene market depends, to a large degree, upon the proprietary nature of our product designs. We rely upon a combination of patents, proprietary technology and know-how, trademarks, trade secrets, confidentiality agreements and other contractual covenants to establish and protect our technology and other intellectual property rights. There can be no assurance the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of that intellectual property, or that our competitors will not independently develop products substantially equivalent or superior to our products. We believe our business as currently conducted does not infringe upon the valid proprietary rights of others, but there can be no assurance third parties will not assert infringement claims against us. Defending such claims can be both expensive and time-consuming, and there can be no assurance that we will be able to successfully defend against or similarly prosecute an infringement claim. The loss of such rights (or our failure to obtain similar licenses or agreements) would have a material adverse effect on our business, financial condition, and results of operations.

                  Eight (8) United States Patents have been issued for the Remedent Toothbrush (collectively, the "Patents"). See Exhibit 99.2 for a complete list of these patents and their expiration dates (ranging from 2012 to 2016). These patents were assigned to us from Mr. Vrignaud pursuant to the terms of the Marketing Agreement. We are obligated to pay to Mr. Vrignaud a royalty equal to four and one-half percent (4 1/2%) of our sales based upon the wholesale price. Total royalties payable under the Royalty Agreement is limited to a maximum of $2,000,000. . The assignment of the patents has been filed with the United States Patent and Trademark Office. We have also filed trademark applications for the names "Remedent" and "Remedent Jr." (Collectively, the "Trademarks"). On November 1, 1999, Trademarks were also applied for "The only toothbrush officially endorsed by the tooth fairy" and "Three heads are definitely better than one". See Exhibit 99.3 for a complete list of our trademarks.

         (j)   Governmental Approval

                  There are no governmental approval requirements for toothbrushes. The FDA, however, requires that we file a registration of exemption. We are registered as an Initial Distribution and Specification Developer under the registration number 2030888. The FDA has also assigned to the Company an Owner/Operator number 9028776. The registration for exemption expires December 31, 2001 and is renewable at no charge by completing a simple form that is automatically generated by the FDA. We do not anticipate any further requirements or any future government regulations concerning our product.

         (k)   Costs and Effects of Compliance with Environmental Laws

                  We anticipate that we will have no material costs associated with compliance with federal, state or local environmental law because such regulations are inapplicable to our products and their manufacturing.

         (l)   Employees

                  We currently have four employees in addition to our executive officers who are compensated for their time contributed to the Company. Management expects to use consultants, attorneys, and accountants as necessary. The need for employees and their availability will be addressed in connection with a decision whether or not to expand into various markets.

                  We are therefore dependent on the efforts and abilities of our senior management. Senior management is composed of Ms. Rebecca Inzunza, President, Chief Executive Officer, and Director; Robert E. Hegemann, Treasurer, Director and Senior Vice President; J. Stephen Grassbaugh, Chief Financial Officer; and Kenneth J. Hegemann, Research and Development. The loss of any of these key employees would have a material adverse effect on our business. The members of our Board of Directors believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of any key personnel. There can be no assurance, however, that upon the departure of any key personnel that replacement personnel would cause the Company to operate profitably. We currently carry a life insurance policy on Kenneth Hegemann. Other than Mr. Hegemann's policy, we currently have no other key-man life insurance with respect to any of its executive employees.

                  The only employment agreement that has been entered into with a key employee is our CFO, Steve Grassbaugh, who serves as the chief financial officer of Double Eagle Market Developments concurrently. The terms of this contract are discussed in the Section "Executive
         Compensation". We anticipate negotiating additional employment contracts with executive officers and key personnel in the near future.

         (m)  Research and Development

                  Research and Development (R&D) costs have been minimal. For the fiscal year ending March 1999, expenses for R&D totaled $460 and for the fiscal year ending March 2000, the total was $60,586. The dramatic increase for fiscal year 2000 reflects expenses for design and development of the new tube-style package for the product and the intensified efforts to develop new products. Because the patented design of the Remedent Toothbrush was developed under the direction of Mr. Vrignaud, we have not incurred substantial research and development costs for the Remedent Toothbrush. Therefore, any research and development costs which have been passed on to the customers have been minimal. We, however, have established a research and development team that will work along with outside consultants to develop and adopt new products, whereupon we anticipate allocating three percent (3%) of our gross revenues to research and development in the next five years.


REPORTS TO SECURITY HOLDERS

                  Prior to filing this Form 10-SB, we have not been required to deliver annual reports. We anticipate being deemed a reporting company shortly after our filing of this Form 10-SB. To the extent that we are required in the future to deliver annual reports to security holders through our status as a reporting company, we intend to deliver annual reports. Also, to the extent we are required in the future to deliver annual reports by the rules or regulations of any exchange upon which our shares are traded, we intend to deliver annual reports. If we are not required to deliver annual reports in the future for any reason, we do not intend to go to the expense of producing and delivering such reports. If we are required to deliver annual reports, they will contain audited financial statements as required.

                  Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission. Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, we may file additional registration statements for those shares.

                  The public may read and copy materials contained in our files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).



Item 2. Management Discussion and Analysis of FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

                  The "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the years ending March 31, 1999 and 2000 included herein should be read in conjunction with the financial statements and the related notes appearing in part F/S hereafter. In addition to historical information, the following discussion and other parts of this Form 10-SB contain forward-looking information that involves risks and uncertainties. Our future could differ materially from that discussed here. Factors that could cause or contribute to such differences include, but are not specifically limited to, failure to satisfy performance obligations, timely product manufacturing, changes in various markets in which we participate, as well as the other risks detailed in this section.

                  There can be no assurances as to when we will commence generating substantial revenues, or that we will be profitable once substantial revenues are generated. Our prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever-changing industry and the research, development, manufacture, commercialization, distribution, procedures, products, and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that our efforts will result in successful product commercialization. There can be no assurance that we will be able to achieve profitable operations.

                  Remedent was incorporated in the state of Arizona on September 30, 1996, as Remedent USA, Inc. On October 5, 1996 we obtained the worldwide rights to distribute the Remedent Tooth & Gumbrush in an agreement with Mr. Vrignaud. On October 2, 1998, Remedent USA merged with Resort World Enterprises, a Nevada Corporation. The surviving company was Resort World Enterprises which, by way of an Amendment to its Articles of Incorporation, immediately changed the name of the Corporation to Remedent USA, Inc. For accounting purposes, the exchange was treated as a stock purchase in which the shareholders of Remedent USA, Inc. exchanged all their outstanding stock for approximately 79% of Resort World Enterprises stock. The audited financial statements for the fiscal years ending March 31, 1999 and March 31, 2000 included in this filing are those of Remedent USA, Inc.

RESULTS OF OPERATIONS

                  Comparative details of results of operations for the years ending March 31, 1999 and 2000.

                                                         Year            Year
                                                       Ending          Ending
                                                     March 31,       March 31,
                                                         2000            1999
                                                   ----------       ---------
   Net sales                                         $448,459         323,267
   Cost of sales                                      161,375         129,921
                                                     --------        --------
                 Gross profit                         287,084         193,346

   Research and development                            60,586           -0-


   Operating expenses
          Sales and marketing                         322,454         248,846
          General and administrative                  769,232         525,159
          Depreciation and amortization                13,314          10,723
                                                      -------         -------
                 Total operating expenses           1,105,000         784,728
                                                    ---------         -------
   (Loss) from operations                            (878,502)       (591,382)

   Other income (expenses)
        Interest income                                   343           4,709
        Interest expense                              (30,082)         (3,668)
                                                     ---------         -------
                    Total other income (expenses)     (29,739)          1,041
                                                     --------          -------
       (Loss) before income taxes                    (908,241)       (590,341)

         Income tax benefit (expense)                  (1,100)           (800)
                                                      --------          ------
                         Net (loss)                 $(909,341)      $(591,141)
                                                   -----------      ----------


                  For the fiscal year ending March 31, 2000 net sales increased by $125,192 from $323,267 in 1999 to $448,459 in 2000. This represents a 39% increase over the comparable period ending March 31, 1999. This change was due to volume increases as a result of obtaining new customers. From May, 1999 through March 31, 2000, CVS Stores, a large drug store chain with 4, 400 outlets, placed orders for a total of $178,161 which represents 45% of total sales. International sales accounted for $39,428 of the $448,459, or 9% of the total sales as of March 31, 2000. This represents an increase of $18,821 or 92% over the prior comparable period. We anticipate sales will continue to increase in both domestic and international markets.

                  An additional reason for the increase in revenues was the increased activity of Double Eagle Marketing beginning March 1999. This situation contributed to the low rate of increase in revenues during the fiscal year ended March 31, 2000.

                  Cost of goods sold increased by $31,454 or 24% for the year ending March 31, 2000 over the comparable period ended March 31, 1999. This is a result of sales volume increase, partially offset by improved efficiencies.

                  Gross profit for the year ended on March 31, 2000 also increased by $93,738 or 48% over the comparable period ended March 31, 1999. This increase was a result of increase on revenues. With the current marketing plans and recent customers additions, we expect to realize similar if not improved profit margins in the future.

                  Research and development expenses as of March 31, 2000 have increased by $60,586 over the prior fiscal year. Since the patented design of the Remedent Toothbrush was developed under the direction of Mr. Vrignaud, we did not incur substantial research and development costs during the fiscal year 1999. The increase for fiscal year 2000 reflects expenses for design and development of the new tube-style package for the product and the intensified efforts to develop new products. We expect we will continue to invest in research and development. We plan on allocating three percent (3%) of sales to the R & D budget, and are currently working on the development of eight additional products.

                  Sales and marketing costs as of March 31, 2000 and 1999 were $322,454 and $248,846 respectively, which represents an increase of $73,608 or 30%. This is the result of increased sales and marketing commissions and other expenses including the package redesign, promotional material, and the implementation of strategic plans for the upcoming test market.

                  In August of 1999, Double Eagle believed it necessary to redesign the package and product identity to successfully reintroduce the product in the Northwest region. The costs incurred from concept design to delivery of all new marketing materials were approximately $150,000. This decision was made taking into consideration product presentation on the shelf, enhancement of the product's point of difference, colors, logo, and marketing slogan.

                  General and administrative costs for 2000 and 1999 were $769,232 and $525,159 respectively, an increase of $244,073 or 24%. This reflects the increased expenses for accounting, promotion, and the raising of capital. Investors relations expenses increased by $216,328. In the year ending March 31, 2000, several investor relations firms were hired to promote Remedent USA, Inc. as well as to raise capital. Contracts with these firms are described in section "Transactions with Promoters." These added expenses were offset by expense reductions in the areas of accounting, compensation, insurance and other improved operating efficiencies.

                  Net interest expense increased by $27,055 during the year ended March 31, 2000 over the comparable period ending March 31, 1999. The increase in interest expense was largely due to the conversion feature of a convertible debenture signed with Dr. Ed Quincy recorded as expense in the amount of $16,644. Interest paid on the note payable to Union Bank of Arizona and interest accrued on the compensation owed to employees are also part of this amount.

                  Inflation has not had a material effect on Remedent's revenue and income from continuing operations in the past three years. We do not expect inflation to have a material future effect.

                  Because  our  contract   with  Shummi  and  others  have  been
         contemplated in US dollars, the cost of products will not be affected by the exchange rate.


LIQUIDITY AND CAPITAL RESOURCES

                  Since our inception in 1996, we have sustained net losses and negative cash flow, due largely to start-up costs, general and administration expenses, inventory, marketing and other expenses related to market development and new product launch. As a result, we have financed our working capital requirements principally through loans and the private placement of our common stock.

                  In January of 1999, Ms. Inzunza loaned the Company $50,000 at 7% interest which has been paid back throughout the year, and as of March 31, 2000 the amount was paid in full. On December 11, 1998, Remedent received a $50,000 line of credit from the Union Bank of Arizona. We have drawn upon the full amount. The interest rate was 10.250% with a maturity date of 12-11-1999. To date we have paid $$7,448.20 in interest. On April 26, 2000, the loan balance of $49,970.55 was converted to a five-year loan with an interest rate of 11.50%, monthly payments of $1,098.39, and a maturity date of April 26, 2005.

                  On March 2, 1999, $200,000 was attained through a 504 private placement.

                  On July 14, 1999 we borrowed $10,000 from a shareholder in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due April 15, 2001 and can be converted to stock at 37.5% of the average trading price 30 days prior to maturity. We have recorded interest expense of $16,644 as part of the conversion feature of the debenture. Additionally, there is $802 of accrued and unpaid interest as of March 31, 2000.

                  During the year ended March 31, 2000 we have borrowed from a shareholder a total of $15,000 as a working capital loan. This loan is unsecured, due on demand without a maturity date and bears no interest. We have not accrued interest on this note.

                  Kenneth Hegemann operates Famcare Inc., a related business that has advanced a total of $21,563 to Remedent. We have repaid $14,000 of theses advances leaving a balance of $7,563 at March 31, 2000. Similar to the other working capital loans, this is an unsecured debt and does not bear interest. We have not accrued interest on this debt.

                  We expect to continue to experience negative cash flow through at least fiscal 2001, and may continue to do so thereafter while we develop and expand our distribution of products. Unless we are able to generate sufficient revenue or acquire additional debt or equity financing to cover our present and ongoing operation costs and liabilities, we may not be able to continue as a going concern.

                  For the year ending March 31, 2000, liabilities totaled $774,256 and $ 192,959 for the year ending March 31, 1999, which represents an increase of $581,297. This was largely due to a drastic change on the balances of current assets and current liabilities. Account receivables increased by 15% due to an increase in sales. Net inventory decreased by $17,424 due to reductions in prior package inventory levels and pending production of new packaged product. Total assets decreased by $75,446 or 21% over fiscal year ended March 31, 1999.

                  Frequently we have been unable to make timely payments to our trade and service vendors. As of March 31, 2000, we had past due payables in the amount of $396,208, representing a 589% increase from the prior fiscal year. Deferred payment terms have been negotiated with most of the vendors, which has allowed us to continue to make shipments on time and no orders have been cancelled to date. Notes payable increased by $27,897 due to several working capital loans from shareholders. Details for these loans are included in the footnotes of the financial statements. Accrued liabilities increased by $202,693. This amount represents accrued salaries for officers and employees for $169,314 and $33,379 for amounts owed to firms for services provided for Investor Relations.


                  On March 31, 2000, our current liabilities exceeded our current assets by $544,067. Our business operations will require substantial capital financing on a continuing basis. The availability of that financing will be essential to our continued operation and expansion. In addition, cash flow and liquidity is contingent upon the increase of new customers in the current year and beyond. Any future decline in the rate of growth of new customers will force us to raise additional capital to support operations by selling equity securities or incurring additional debt.

                  For years ending March 31, 2000 and 1999, net cash used for operating activities was $67,780 and $537,102 respectively. As of March 31, 2000 we had a working capital deficiency of $544,067, as compared to working capital of $111,144 at March 31, 1999. Our business operations will require substantial capital financing on a continuing basis. The availability of that financing will be essential to our continued operation and expansion. In addition, cash flow and liquidity is contingent upon the increase of new customers in the current year and beyond. Any future decline in the rate of growth of new customers will force us to raise additional capital to support operations by selling equity securities or incurring additional debt.

                  We have taken several actions, which we believe will improve our short-term and long-term liquidity and cash flow. These actions include establishing policies designed to conserve cash and control costs, and pursuing additional financing and capital resources.

                  Our business operations will require substantial capital financing on a continuing basis. A capital infusion of $5,000,000 is necessary to pay existing delinquent payables, fully implement our expansion market in the Northwestern States, finance further growth into new market areas, and research and develop new products. We plan to finance such through loans, equity investments and other transactions. We reasonably believe that the net proceeds from our efforts, assuming the maximum amount is raised, plus cash generated from operations will be sufficient to fund our operations through the year 2003. However, there can be no assurance that we will be able secure the necessary financing. In the event that we are unsuccessful in completing financing arrangements, we would have difficulty meeting our operation expenses, satisfying our existing or future debt obligations, or succeeding in developing new products. If we do not have sufficient cash flow or are unable to otherwise satisfy our debt obligations, our ongoing growth and operations could be restricted and there would be substantial doubt as to our ability to continue as a going concern.


QUARTERLY TRENDS

                  We do not anticipate significant "seasonal" changes in our operation. Our product is a toothbrush that people use on a daily basis for oral hygiene and as such, we predict that although sales may increase over the year, sales will not be affected by quarterly trends.

RISK FACTORS

(a) History of Losses, Accumulated Deficit, Working Capital Deficiency.

                  We have incurred losses of $909,341 and $591,141 for the years ended March 31, 1998, 1999, and 2000, respectively. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of our business and the competitive environment in which we operate. There are no assurances that we will be able to achieve the market acceptance required to sustain our operations. Any shortfalls will have an immediate adverse impact on our business, operations and financial condition.

(b) Significant Working Capital Requirements.

         The working capital requirements associated with the manufacture, marketing and sale of the Remedent Toothbrush have been and will continue to be significant. We are not currently generating sufficient cash flow to fund our operations and our ability to continue our operations and implement our sales and marketing strategy is dependent on our ability to continue to generate proceeds from the sale of our shares. There can be no assurance that any additional financing will be available to us on a timely basis and on acceptable terms or at all. Any such financing may involve substantial dilution to the interests of our then existing shareholders. If the we are not successful in raising any additional financing necessary to fund future working capital needs, then we might be forced to curtail some of our operations, the exact nature of which cannot be predicted at this time.


(c) Competition.

                  The market for premium toothbrushes is intensely competitive. We face strong existing competition for similar products and expect to face significant competition from new companies or existing companies with new products. Many of these companies may be better financed, have better name recognition and consumer goodwill, have more marketing expertise and capabilities, have a large and loyal customer base, along with other attributes that may enable them to compete more effectively. The premium toothbrush industry is currently dominated by four companies, Colgate-Palmolive, Oral B, Johnson & Johnson, and Procter & Gamble, which in the aggregate, account for approximately sixty-six percent of the toothbrushes sold in the United States.

                  Additionally, purchases are often made based upon highly subjective decisions that may be influenced by numerous factors, many of which are out of our control. Consumers' subjective preferences are subject to rapid and unanticipated changes. As a result, we expect to face substantial competition from existing and new companies that market toothbrushes which are perceived to enhance oral hygiene, are visually appealing or appeal to other consumer preferences. Further, the toothbrush industry is subject to rapid and widespread imitation of toothbrush designs which, notwithstanding the existence of any proprietary rights, could further hamper our ability to compete. We face competition on the basis of price, reputation and qualitative distinctions among available products. There can be no assurances as to the market acceptance of the Remedent Toothbrush in relation to our competition. See "Business of the Company - Competition."

(d)  Uncertainty of Market Penetration.

                  The oral hygiene and toothbrush industry is currently dominated by several companies which have strong brand name recognition. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and consumer recognition for our products will require significant efforts and expenditures by us to inform potential customers about our products. Although we intend to use a substantial portion of our working capital for marketing and advertising, there can be no assurance that we will be able to penetrate existing markets for toothbrushes and related accessories on a broad basis, position our products to appeal to a broad base of customers, or that any marketing efforts undertaken by us will result in any increased demand for or greater market acceptance of our products. See "Our Business."

(e) Dependence on Single Retailing Concept; Limited Marketing Capability and Experience

                  Since our inception, we have devoted our efforts almost entirely to the development and marketing of our toothbrush and are currently dependent exclusively on revenues, if any, to be generated there from. It is not anticipated that the revenues generated by the sale of toothbrushes will result in meaningful revenue until a successful retail and consumer market for our products is established. The failure of the toothbrushes to achieve sustained commercial viability would have an immediate material adverse effect on our operation. This will require substantial marketing efforts and the expenditure of significant funds by us and our strategic marketing partners. There can be no assurance that our efforts or our strategic partners will be successful or that our toothbrush will ever achieve acceptance of any level in the market. Moreover, the Company has limited independent marketing capabilities and experience. See "Our Business."

(f)  Dependence on a Limited Number of Suppliers.

                  We do not manufacture the Remedent Toothbrush, and therefore must rely on our suppliers. Our success will depend on maintaining our relationships with these suppliers and developing relationships with new suppliers. Any significant delay or disruption in the supply caused by manufacturers' production limitations, material shortages, quality control problems, labor interruptions, shipping problems or other reasons could materially adversely effect our business. We purchase our product pursuant to purchase orders placed from time to time and, except for those purchase orders, none of our suppliers are obligated to deliver specified quantities of components or to deliver components for any specified period. Accordingly, we are substantially dependent on the ability of our suppliers to provide adequate inventories on a timely basis and on acceptable terms. Although we believe that our relationships with our suppliers are satisfactory and that alternative sources are currently available, the loss of the services of a supplier or substantial price increases imposed by a supplier could result in production delays, thereby causing cancellation of orders by customers and/or price increases resulting in reduced revenues and margins, respectively.

(g)  Dependence on Certain Suppliers; Foreign Suppliers.

                  Companies in Asia manufacture our product. As a result, the production of our product is subject to additional cost and risk factors, many of which are out of our control, including political instability, import duties, trade restrictions, work stoppages and foreign currency fluctuations. An interruption or material increase in the cost of supply would materially adversely effect our business, operating results and financial condition.

(h)  Dependence on a Few Major Customers.

                  Currently, we are dependent on approximately 45% of our business from one major customer. There is the risk that should this customer cease its relationship with us, this could have an adverse affect on our business. Although we are attempting to broaden our customer base, there is no assurance that this strategy will be sufficiently successful.

(i)  Uncertainty Regarding Patents and Proprietary Rights.

                  We seek patent  protection  for our  proprietary  products and technologies where appropriate. We currently have eight United States patents and two international patents relating to our Remedent
         Toothbrush. We also have several U.S. and foreign patents pending. Corresponding foreign patent applications with respect to our pending United States applications have been filed in the appropriate foreign jurisdictions. However, there can be no assurance that our patents will provide us significant protection against competitors. Litigation may be necessary in the future to protect our patents, and there can be no assurance that we will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect our patent rights. In addition to pursuing patent protection in appropriate cases, we also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that such trade secrets will not be disclosed or that we can effectively protect our rights to unpatented trade secrets. We pursue a policy of having our employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with us, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information.


(j)  Lack of Diversification.

                  Our size makes it unlikely that we will be able to commit our funds to diversify the business until we have a proven track record, and we may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

(k)  Reliance on Management.

                  Our success is dependent on our key management, the loss of whose services could significantly impede the achievement of our planned development objectives. We currently maintain key man life insurance only for Mr. Hegemann. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Grassbaugh, our Chief Financial Officer, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain in our employ. The success of our business objectives will require substantial additional expertise in such areas as finance, manufacturing and marketing, among others. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of our activities, could have a material adverse effect on our business and results of operations.

                  In addition, the officers and directors make all decisions with respect to our management. Investors will only have rights associated with minority ownership interest to make decisions which effect Remedent USA, Inc. Our success, to a large extent, will depend on the quality of our directors and officers.

(l)  Control by Officers and Directors.

                  Our officers and directors beneficially own approximately 35% of the outstanding shares of our common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of Remedent USA, Inc. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of Remedent USA, Inc.

(m)  Limitations on Liability, and Indemnification, of Directors and Officers.

                  Our Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that we may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(n)  Conflicts of Interest.

                  The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to our business. As a result, certain conflicts of interest may exist between Remedent USA, Inc. and our officers and/or directors which may not be susceptible to resolution.

                  In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to our Board of Directors, any proposed investments for its evaluation.

(o) No Assurance of Continued Public Trading Market; Risk of Low Priced Securities.

                  Since October 1998, there has been only a limited public market for our common stock. Our common stock has been quoted on the Over the Counter Bulletin Board. In the event we are once again traded on the OTC BB, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell our common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(p)  Effects of Failure to Maintain Market Makers.

                  We are currently dependent upon three firms to act as market makers for us. If we are unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance we will be able to maintain such market makers.

(q)  Cash Dividends Unlikely.

                  We have never declared or paid dividends on our common stock and currently do not anticipate or intend to pay cash dividends on our common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.


OTC BULLETIN BOARD ELIGIBILITY RULE

                  In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530, which requires a company, listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change, we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. We anticipate trading on the OTC Bulletin Board soon after this registration statement is declared effective.

ACCOUNTING CHANGES

         2000    Impact of Recently Issued Accounting Standard

                  In  June  1998,   the  FASB  issued   Statement  of  Financial
         Accounting Standards (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards for derivative instruments. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133) which postponed the adoption date of SFAS No. 133. As such, the Company is not required to adopt the new Statement until the year 2001. We are currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.


ITEM 3.   DESCRIPTION OF PROPERTIES


PROPERTIES

         We currently do not own any investment property or real estate, nor have we developed an investment policy with respect to real estate or real estate interest, real estate mortgages, or securities.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                  The following table sets forth the shareholdings of those persons who own more than five percent of our common stock as of the date hereof with the number of outstanding shares at 12,578,637.

                                                     Shares
                                                 Beneficially     Percent of
 Title of Class  Name/Address of Owner               Owned           Class
 --------------  ---------------------           ------------     ----------
Common           Rebecca   M.   Inzunza               2,679,495      21.30%
(Restricted)     (President/CEO, Director)
                 1220 Birch Way
                 Escondido, CA 92097

Common           Robert E. Hegemann (SVP,               991,900       7.89%
(Restricted)     Treasurer, Director)
                 6522 East Sharon Rd.
                 Scottsdale, AZ 85254

Common           Jay W. Hegemann                        743,925       5.91%
(Restricted)     748 Vinewood, Suite C&D
                 Escondido, CA 92029

Common           Jean Louis Vrignaud                    910,000       7.23%
(Restricted)     108 Rue Due Cherche Midi
                 Paris, France 75006

Common           All Officers and Directors           5,325,320      42.34%
(Restricted)     and owners of more than 5%



SECURITY OWNERSHIP OF MANAGEMENT

                                                       Shares
                                                     Beneficially     Percent of
   Title of Class  Name/Address of Owner               Owned            Class
   --------------  ---------------------            ------------     -----------
   Common          Rebecca   M.   Inzunza             2,679,495         21.30%
   (Restricted)    (President/CEO, Director)
                   1220 Birch Way
                   Escondido, CA  92097

   Common          Robert E. Hegemann (SAP,             991,900          7.89%
   (Restricted)    Treasurer, Director)
                   6522 East Sharon Rd.
                   Scottsdale, AZ 85254

   Common          Edward E. Quincy, DDS (Director)     598,780          4.76%
   (Restricted)    314 N. 14th Box 87
                   Newman Grove, NE 68758

   Common          Earl Moore (Director)                  5,460           .04%
   (Restricted)    8140 Walnut Hill Lane #201
                   Dallas, TX  75231

   Common          William Robbins                       82,737           .66%
   (Restricted)    10 Hickory Hill Lane
                   Fisherville, VA  22939

   Common          All Directors and Officers         4,358,372         34.65%
                   as a group

                  All percentages are calculated based upon 12,578,637 shares of common stock of Remedent USA, Inc. issued and outstanding as of the date of filing this Form 10-SB.

CHANGES IN CONTROL

                  In February 2000, we began our efforts to raise capital through equity financing. Convertible debentures are the most likely financial vehicle that will be used in this offering, however the exact terms of the debentures have not been set. The final terms will be negotiated with each investor. Many of these investors have been located and are waiting for the effectiveness of this registration statement. We will rely upon provisions for exemption from registration under Regulation D of the Securities Act of 1933, as amended (the "Act of 1933"). More specifically, the offering will be available to accredited investors only, the potential investors will receive adequate disclosure through a private placement memorandum, and purchasers will receive restricted securities. While this will not result in a change of control, the offering will reduce the percentage of ownership of the officers, directors, beneficial shareholders and all other shareholders of the Company.

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

IDENTITY OF DIRECTORS AND EXECUTIVE OFFICERS

         Our directors, executive officers and key employees, as of March 31, 2000, and their respective ages and positions are set forth below in tabular form. Biographical information on all of our directors and executive directors is set forth following the tabular information. The family relations are as follows: Ms. Inzunza is married to Mr. Ken Hegemann and Mr. Robert Hegemann is the son of Mr. Ken Hegemann.

 Person                     Age     Position
 ------                     ---     --------
Rebecca M. Inzunza          44      President, CEO and Director

Robert E. Hegemann          32      Senior Vice President, Treasurer and
                                    Director

J. Stephen Grassbaugh       46      Chief Financial Officer

Viviana Sempertegui         31      Vice President, International Marketing,
                                    Secretary

Earl Moore, DDS, M.S.D.,    64      Director
F.A.C.D., F.I.C.D.

Edward E. Quincy, DDS       52      Director

William Robbins             56      Director


BUSINESS EXPERIENCE

         (1)   Officers

         Rebecca M. Inzunza, President, CEO and Director -
                  Ms. Inzunza co-founded Remedent USA, Inc. in September 1996. She serves as President and Chief Executive Officer. Before launching this endeavor, Ms. Inzunza was President and CEO of Curvex Corporation from 1990 to 1996. In a position prior to Curvex, she served as a department manager with Sears Savings Bank where she oversaw departmental computer system requirements and compatibility bank wide. Ms. Inzunza graduated from Mira Costa College with honors.

         Robert E. Hegemann, Senior Vice President, Treasurer, Director -
                  Mr. Hegemann co-founded the company along with Ms. Inzunza and Mr. Vrignaud in September of 1996. Prior to joining the company, Mr. Hegemann gained management experience as director of operations at Pro Care Laboratories and Curvex Corporation from 1986 to 1996. He was also instrumental in development of the Brushrite Automatic Toothbrush and other oral care products during his tenure with Pro Care Laboratories and Curvex Corporation. Mr. Hegemann studied Advertising at Northern Arizona University and Organizational Communication at University of Nebraska. Mr. Hegemann did not receive a degree from these institutions.

         J. Stephen Grassbaugh, Chief Financial Office

                  Mr. Grassbaugh currently serves as our Chief Financial Officer where he plans to devote approximately 10 hours per week in that capacity. Since May of 1997, Mr. Grassbaugh has been employed as Chief Financial Officer with Double Eagle Holdings, Inc., parent company of Double Eagle Market Development Company. Prior to his employment with Double Eagle, he served as Corporate Controller for Kerr Group, Inc., a NYSE manufacturing company, from 1979 until 1996. Mr. Grassbaugh has a bachelor's degree from Harvard University and an MBA in Finance and Accounting from the University of California, Irvine.

         Viviana Sempertegui, Vice President, International Marketing, Secretary
                  Ms. Sempertegui's joined Remedent USA, Inc. in March 1998. Prior to her employment with Remedent USA, Inc. she served as a project manager for the Export Small Business Development Center, under the direction of the Department of Commerce, from January 1995 to December of 1997. Viviana graduated from Pan American School with a degree in Agriculture and California State Polytechnic University, Pomona, earning a degree in Business Management.

         (2)   Directors

                  All Directors commenced their service in the capacity of a director on December 1, 1998. As of March 31, 2000, our Board of Directors is comprised of 5 members, each of whom is elected for a term of one year. Executive officers are chosen by, and serve at the discretion of, the board of directors.

         Rebecca M. Inzunza, President, CEO and Director
         See Officers section above.

         Robert E. Hegemann, Senior Vice President, Treasurer, Director See Officers section above.

         William L. Robbins, Director
                  Mr. Robbins served as the Vice President of Sales for American Safety Razor Co. for 27 years until 1999. At American Safety Razor, Mr. Robbins maintained relations with major retailers in the country such as Kroger, Safeway, Walgreen, Rite-Aid, CVS, Target and K-Mart. His experience in the health and beauty care industry started over thirty-five years ago and has included positions at Johnson & Johnson and Chesebrough Pond. Since 1999, Mr. Robbins has been associated with a company called Grocery Link located in Norcross, Ga., that sells a web-based customer service product to manufacturers and retailers.

         Edward E. Quincy DDS, Director
                  Dr. Quincy is currently President of Tri-State Dental, P.C., a company that he founded in 1985, which has twenty-six dental offices in three states. He also owns Dental Rental, LLC, a business that manages the rental of fourteen dental-related buildings. Dr. Quincy previously served as President for Quality Kare Dental, Crofton Dental Partnership, and Henderson Family Dentistry and owned a successful dental practice in Nebraska. Dr. Quincy graduated from Kearny State College in 1970 with a BS Degree, as well as from the University of Nebraska College of Dentistry in 1976 with a Doctor of Dental Surgery Degree.

         Earl Moore, DDS, M.S.D., F.A.C.D., F.I.C.D., Director
                  Dr. Moore founded and has maintained a successful private dental practice since 1959 to date, specializing in Periodontology. Dr. Moore is a member of the American Academy of Periodontology and the Southwest Society of Periodontology. He is a member and has served as President of the Southwest Society of Dental Medicine. Dr Moore is also a member and past President of the Dallas County Dental Society. He is an active member of the Texas Dental Association and the American Dental Association.



         (3)   Board of Directors Committees.

                  The Board of Directors currently has no special committees. However, the Company believes that it will add an executive committee and a compensation committee in the near future.


IDENTITY OF SIGNIFICANT EMPLOYEES

          Name                 Age       Position
          ----                 ---       --------

         Kenneth Hegemann      52        Research and Development


Kenneth J. Hegemann, Research and Development

         Mr. Hegemann currently has approximately 8 new products to add to our product line. He has developed numerous products, which have been in use since 1971, and holds more than 20 US and foreign patents for products ranging from irrigation system tools and personal care products. Mr. Hegemann was the sole owner of Hegemann Research and Development from June 1986 to his hiring in 1998 with Remedent USA, Inc. Mr. Hegemann graduated from Lier Siegler with a degree in Engineering Technology.

SIGNIFICANT CONSULTANTS

         (1)   Advisory Board

         Ray Noel, M.D., Advisory Board Member

                  Dr. Noel has been appointed to direct the Chronic Nonmalignant Pain Board, a division of Kaiser-Permanente that services the entire Portland/Vancouver WA region with about 450,000 members for the past eight years. He is closely involved with all studies conducted at Kaiser-Permanente Center for Health Research. Dr. Noel has been serving for the last eight years as a family physician and addiction treatment specialist at Kaiser-Permanente in Washington. Prior to this, he served as Medical Director and Administrator at Pomona Valley Community Hospital Alcohol/Drug Treatment Center, a new state-of-the-art addiction treatment center. For 12 years, Dr. Noel served as Family Physician at Kaiser-Permanente, Oregon Region. Dr. Noel served the US Navy in the Medical Corps for seven years when he received honorable discharge upon resigning with the rank of Commander, USNR. Dr Noel graduated from Oklahoma Baptist University in 1963 with a BS degree, and Wake Forest University in 1969 with a M.D. degree. He did a Medical/Pediatrics/Surgery Internship at St. Mary's Long Beach Hospital. He is Board Certified with the American Board of Family Practice and Certified in Addiction Medicine by the American Society of Addiction Medicine.

         (2)   Outside Marketing Consultants

         Double Eagle Market Development Company

                  On March 10, 1999, the Company entered into an agreement with Double Eagle Holdings, Inc. (Double Eagle Market Development Company). Double Eagle will work on a consultant basis, providing sales and marketing management services and using its best efforts to solicit wholesale orders from customers in their territory, which includes the United States of America, all U.S. military installations worldwide, and Canada. The customers in the territory include but are not limited to grocery, club stores, mass merchandisers, convenience, liquor, health food, military, drug, hardware and food service.

                  The terms of the agreement contemplate a six month term with automatic renewal, unless previously terminated by either party no later that sixty days prior to the end of any specific six month period. An initial consultant fee of $10,000 was paid upon signing of the contract, and each month thereafter Double Eagle receives a minimum guarantee of $4,000, which is offset partially or entirely by the 6% fee commission earned on net invoiced wholesale orders placed by Double Eagle.

                  Double Eagle has hired outside brokers to solicit and serve the customers in the territory in a manner to maximize our sales, and those outside brokers will be compensated with an additional and separate 5% fee commission for all net invoiced sales generated directly by their firm.

                  Based upon their review of the market and the oral care industry, Double Eagle has restructured the advertising program and has assumed general management duties for sales and marketing. The current and most important objective is protecting existing customer base. They have completed a coordinated market expansion plan to build consumer awareness by creating consumer trial. In addition, we have modified all sales materials to focus on Remedent Toothbrush's new market positioning. Double Eagle has partially restructured the broker network to cover all market areas and establish field sales management accountability.

                  Double  Eagle's  CFO,  Mr.  Stephen   Grassbaugh,   serves  as
         Remedent's Chief Financial Officer.


INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of our officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

      o Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

      o Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

      o Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

      o Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to violate a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.   EXECUTIVE COMPENSATION

         The following table sets forth the compensation granted by Remedent USA, Inc. since its inception to its Chief Executive Officer and President and the next highest paid executive officers. This information includes the dollar value of base salaries and bonus awards if any. There was no other form of compensation paid to such individuals.

-----------------------------------------------------------------------------------------------------------------------------------
                                                      SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                               Annual Compensation                       Awards                              Payouts
-----------------------------------------------------------------------------------------------------------------------------------
             (a)                  (b)       (c)       (d)           (e)            (f)            (g)          (h)           (i)
-----------------------------------------------------------------------------------------------------------------------------------
Name and                                                                        Restricted    Securities
Principle                                                       Other Annual      Stock       Underlying       LTIP       All Other
Position                                  Salary     Bonus      Compensation     Award(s)    Options/SARs    Payouts    Compensation
                                 Year       ($)       ($)           ($)            ($)            (#)          ($)           ($)
-----------------------------------------------------------------------------------------------------------------------------------
CEO
Rebecca Inzunza*                 1999     79,060       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------
                                 2000     80,400       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SVP - Operations
Robert Hegemann                  1999     36,086       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------
                                 2000     40,872
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CFO   Hired 4/1999
 J. Stephen Grassbaugh**         1999        0         0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------
                                 2000     12,000                   39,000
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
R & D Hired 9/1998
Kenneth J. Hegemann*             1999     60,300       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------
                                 2000     77,385       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
VP - International
Viviana Sempertegui *            1999     26,216       0             0              0              0            0             0
-----------------------------------------------------------------------------------------------------------------------------------
                                 2000     31,205     5,868
-----------------------------------------------------------------------------------------------------------------------------------

                  * Since May of 1999, no compensation has been paid to Ms. Inzunza or Mr. Kenneth Hegemann.. Salaries for Ms. Inzunza and Mr. Hegemann will be deferred until additional funding has been completed. The per month salary of Ms. Inzunza is $6,700 and of Mr. Hegemann is Approximately $5,025. Salaries for Ms. Inzunza and Mr. Hegemann have been placed in a salary accrual general ledger each month and will be paid when the Company can adequately do so. A bonus amount of $5,686 payable to Viviana Sempertegui for 1999 was also placed into the officers' accrual general ledger account. At the time capital is raised and past salaries are paid, 8% interest will be paid on the amount due for each month for both Ms. Inzunza and Mr. Hegemann.

         **Only some of the stock portion of his salary has been paid to Mr. Grassbaugh since April 1999. Mr. Grassbaugh's salary is $5,000 per month. Compensation from April 1999 through September 1999 is payable in equivalent shares of our common stock and calculated on the monthly average closing price per share for the month. For each month thereafter, compensation has been paid monthly in $2,000 in cash and $3,000 in equivalent shares at the monthly average price per share for the month. However, to date, no cash has actually been paid to Mr. Grassbaugh and the entire cash portion of the salary has been placed in a general ledger accrual account. The shares that have been issued through December 31, 1999 for services total 31,523 restricted common shares, which values $39,000.

         (1)   Director Compensation

                  Directors currently do not receive any cash compensation for serving on the Board of Directors, or for any other services rendered to the Company in their capacity as a Director of the Company, but are reimbursed for expenses they incur in connection with their attendance. We anticipate adopting a director stock plan under which employee and non-employee directors will be entitled to receive stock options. We have not yet adopted a director's stock plan.

         (2)   Employment Agreements

                  We have entered into one employment agreement with our CFO, Mr. Grassbaugh (see "Executive Compensation"). We anticipate that we will negotiate employment contracts with executive officers and key personnel in the near future.

         (3)   Long Term Incentive or Option Plans

                  We currently do not have a long-term incentive plan or any option plan in place.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

                  Remedent leases 1,000 square feet of office space at 1220 Birch Way, Escondido, California. This dwelling belongs to Ms. Inzunza and acts as our headquarters. Since January of 1998, Remedent has paid $300 per month directly to Ms. Inzunza for this office space. As of January 1, 2000, the lease amount was increased to $655. This lease is opened ended, and we believe that with funding in place Remedent will be able to move offices to a more appropriate business center.

                  Ms. Inzunza loaned a total of $50,000 to Remedent USA, Inc. As of December 31, 1999, Remedent owed a balance of $2,114 on the original loan, which includes accrued interest. As of March 31, 2000, the entire balance was paid in full including interest.

                  As of May 3, 1998, Famcare, Inc. owed Remedent a total of $1,300. The amount increased since May of 1998 and Remedent is charging 5.5% interest on the total amount due each month. As of March 31, 2000, Famcare owed a total of $4,749, which includes accrued interest since May 1998. Kenneth Hegemann is an employee of Remedent and owns 100% of Famcare, Inc.

                  On October 5, 1996, we entered into a royalty agreement with Jean Louis Vrignaud under which Mr. Vrignaud is to receive a 4.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents. No royalties have been paid and the balance owed has been accruing in a general ledger and as of March 31, 2000 the total due is $40,754.

TRANSACTIONS WITH PROMOTERS

         All contracts with promoters are being filed with the filing of this registration statement.

                  On December 3, 1998, we entered into an agreement with Continental Capital, 195 Wekiva Springs Road, Suite 200, Longwood, FL 32779. Their duty was to provide introductions for merger, acquisition candidates, identifying sources for capital and/or providing other financial services, in exchange for $25,000.00 and 150,000 shares of unrestricted common stock issued in a single transaction on March 2, 1999 to Continental Capital under Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. Continental Capital was to purchase print media, purchase more aggressive direct marketing on the Internet, design/implement a minimum of banner ads on the Internet, produce and mail 50,000 mailers and use its best efforts to obtain exposure and further promote the Company. The contract with Continental Capital expired December 1, 1999.

                  We entered into a six (6) month contract with In-Touch Communications, 2990 Quebec Street, Suite 305, Vancouver, Canada V5T 4P7 on June 7, 1999. Under the terms of the contract, In-Touch was to provide increased visibility and investor awareness through cost effective methods. In-Touch arranged print advertising to a financial publication to develop exposure for the Company to potential new investors. In-Touch also provided follow-up to leads from the advertising, calling and informing the interested potential investors. They also mailed informational packages to them. In-Touch informed current shareholders of our developments and answered shareholder inquiries over the phone. They also mailed out an Information Request Form (Business Reply Mail) and updated the database of the current shareholders once the Information Request Forms were sent back by the shareholders. In-Touch provided news dissemination via fax, mail, and e-mail. Cost effective methods to create visibility and investor awareness, for example, were advertising in financial publications and Internet Service, (i.e., webcasting provided by companies like Q1234, which is an internet service dedicated to broadcasting investor relations events for public companies). There are many companies that provide this service, including Yahoo. In exchange, we would pay expenses up to $500 per month and issue 60,000 shares of restricted common stock to In-Touch provided for by Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. As of March 31, 2000, a total of $929.12 was been paid in expenses. Beginning July 1, 1999 through December 1, 1999, 10,000 restricted common shares were issued per month and restricted for one year from the beginning of each month. The contract with In-Touch Communications expired December 7, 1999.

                  On August 9, 1999, we entered into an agreement with Rubicon Capital Partners Inc, 4275 Executive Square, Suite 1100, La Jolla, CA 92037 to provide consulting services relating to our business reorganization, re-capitalization, and mergers and acquisition programs. This contract was to be for a period of twenty-four months, but was mutually cancelled as of December 31, 1999. We paid $8,000.00 upon signing of the contract. As of December 31, 1999, we owed an outstanding balance of $40,475.00, which will be satisfied with the issuance of 34,100 of our restricted shares. The shares were calculated on the closing price of the day the invoices were dated.

                  On February 15, 2000, the Company entered into a contract with Merryvale Group International, 1620 Tiburon Ave, Tiburon, CA. 94920, to provide a plan for raising $3 million in working capital, effect a network base in the US, Canada, Great Britain and Asia, draft corporate resolutions, board minutes and shareholders minutes, coordinate shareholder meetings and oversee relations with contacts on our behalf, in addition to performing promotional services as directed. In exchange, Merryvale received 16,666 Remedent shares from a Remendent shareholder who, in turn received restricted common shares. Upon funding, we agreed that we would pay an additional cash fee of 10% on the funds raised and an equity success fee of $300,000 to be paid in the equivalent number of restricted common shares. The shares will represent a percentage of shares issued to investors in return for their financing and would be issued to Merryvale on a pro-rata basis, according to funds raised. The duration of this agreement is until June 15, 2000, and $5,000 every thirty days thereafter would be required to keep the agreement in effect.

                  On  February  24,  2000  we  entered  into  a  contract   with
         Charterbridge Financial Group, 350 West Ash Street, Suite 1002, San Diego, CA 92101 to provide a shareholder Communications/Investor
         Relations piece to be distributed bi-monthly; distribute company news through many different vehicles, such as newsletters, email, radio interviews; present Remedent USA, Inc. to various media and periodical sources; and make introductions to potential investors, lenders, borrowers, trust, corporations, merger/acquisition candidates and unincorporated business entities. In exchange, Charterbridge has received 90,000 common shares from Remedent shareholders and on the first of each following quarter, Charterbridge will receive 150,000 common shares. Should Charterbridge be successful, a finders fee of 5% of the total investment received by us will be paid. In addition, for merger/acquisition 5% of the total value of the transaction will be paid in cash, stock or both. This agreement is a quarterly agreement for the term of one year and shall terminate on February 23, 2001. The contract can be terminated at least fifteen days prior to the expiration of any current quarter.

                  On March 10, 2000, we entered into a contract with First Canadian Capital, 1118 Homer Street #210, Vancouver, B.C. Canada V68 6L5 to provide assistance in identifying merger and acquisition candidates, assist in any due diligence process, recommend transaction terms, give advice and assistance during negotiations, and introduce Remedent USA, Inc. to numerous broker/dealers and investment professionals. In exchange, we would pay $5,000 each month for one year in our common shares, calculated at the average closing price for that month. The contract is a quarterly agreement for one year and can be cancelled 15 days prior to the end of each quarter. The agreement will expire January 31, 2001.


ITEM 8.   DESCRIPTION OF SECURITIES


         The authorized capital of the Company consists of 50,000,000 Common Shares, $0.001 par value. There are currently 12,578,637 common shares outstanding. As of March 31, 2000, there are believed to be approximately 400 shareholders.

COMMON SHARES

         Subject to preferences that may be applicable to any then outstanding Preferred Shares, holders of Common Shares are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the Common Shares are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, and all Common Shares outstanding upon completion of the Offering will be, fully paid and non-assessable. The holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. We have not paid, and do not intend to pay, cash dividends on the Common Shares in the foreseeable future.

WARRANTS & DEBT SECURITIES

         We has not issued any warrants to date nor have we issued any outstanding debt securities. There are currently no other issued and outstanding securities, which require registration.

PART  II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         Our securities have been, and we anticipate will be, traded on the National Association of Securities Dealers (NASD) over-the-counter Bulletin Board under the trading symbol REMM. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. We have approximately 400 common stockholders. We have paid no dividends on our common stock for the past two fiscal years and do not expect to pay any dividends for at least the next five fiscal years.

         2000 Restricted Securities

                  As of October  2, 1998,  except  for  1,895,530  free  trading shares, all other shares issued by Remedent USA are "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, a person holding restricted shares for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of Remedent's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock. All of the holders of the above mentioned "restricted securities" have voluntarily chosen to hold shares for another year expiring October 2, 2000, in order to alleviate the adverse effect in the early stages of the market exposure for the Common Shares of Remedent.

                  The market price of Remedent's common stock could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of the stock and could also harm Remedent's ability to raise additional capital by selling equity securities. In addition, shares issued by Remedent USA, Inc., in private transactions over the past two years will become eligible for sale in October of 2000, into the public market under SEC Rule 144.

                  The high and low prices by quarter since the inception of trading on October 2, 1998 are as follows.

Remedent USA Inc.    OTC:BB REMM

           1998 - 1999 - 2000                            Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                                                  High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------
October 1 - October 31                           3 1/2                2 15/16              3 1/2                  3
November 1 - November 30                         3 1/2                 2 3/8               3 1/2               2 5/8
December 1 - December 31                           3                  2 11/16              3 1/4              2 11/16
January 1 - January 31                           2 1/2                   2                 2 1/2                 2
February 1 - February 28                         2 1/8                 1 7/8               2 1/8              1 15/16
March 1 - March 31                               1 3/4                  1/2                1 7/8                7/8
April 1- April 30                                1 3/8                   1                 1 3/8                 1
May 1 - May 31                                   1 1/4                  3/4                1 1/4               1 1/16
June 1 - June 30                                 1 3/16                 7/8                1 1/4               1 1/16
July 1 - July 31                                  1.29                 13/16              1 7/16               13/16
August 1 - August 31                             1 1/2                1 3/16                 2                  1.30
September 1 - September 30                       2 5/16                1 3/8               2 1/2               1 1/2
October 1 - October 31                           1 1/2                  7/8               1 15/16              1 1/8
November 1 - November 30                         1 1/4                  5/8                1 1/2                 1
December 1 - December 31                         15/16                 9/16               1 1/16               11/16
January 1 - January 7                             7/8                   7/8                 7/8                 7/8
January 10 - January 14                          15/16                                                          3/4
January 17 - January 21                           3/4                                                           5/8
January 24 - January 28                          15/16                                                          7/8
January 31 - February 4                            1                                                            5/8
February 21 - February 25                         7/8                                                           5/8
March 27 - March 31                              1 1/2                                                          1/8

Predecessor: Resort World Enterprise, Inc  OTC:BB  RERT

                                                         Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                  1998                            High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------

June 1 - June 30                                   3                     3                 3 5/8               3 5/8
July 1 - July 31                                 2 5/8                 2 5/8               3 1/2                3 1/2
August 1 - August 31                             2 1/4                 2 1/4              3 5/16               3 5/16
September 1 - September 30                       2 7/16               2 7/16                 3                   3


Predecessor:  Global Golf Holding, Inc.     OTC:BB   DMFI.

               1997 - 1998                               Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                                                  High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------
April 1- April 30                                 1/8                   1/8                 1/8                 1/8
May 1 - May 31                                    1/8                   1/8                 1/8                 1/8
June 1 - June 30                                  1/8                  1/16                 1/8                 1/16
July 1 - July 31                                  1/16                 1/16                1/16                 1/16
August 1 - August 31                              1/16                 1/16                1/16                 1/16
September 1 - September 30                        1/16                 1/16                 1/16                1/16
October 1 - October 31                            1/16                 1/16                1/16                 1/16
November 1 - November 30                          .07                  1/16                 .07                 1/16
December 1 - December 31                         5 1/2                  .06                5 3/4                1/8
January 1 - January 31                           3 7/8                 3 7/8              3 15/16              3 7/8
February 1 - February 28                         3 3/4                 3 3/4               3 3/4               3 3/4
March 1 - March 31                               3 3/8                 3 3/8               3 3/8               3 7/16
April 1- April 30                                3 3/8                 3 3/8               3 3/8               3 3/8
May 1 - May 31                                     3                     3                   3                   3
June 1 - June 30                                 3 5/8                 3 1/8               3 5/8               3 1/8



ITEM 2.   LEGAL PROCEEDINGS

         We are not a party  to,  and none of our  property  is  subject  to any
pending  or  threatened   legal,   governmental,   administrative   or  judicial
proceedings.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         As of November 9, 1999, the Company has retained the following independent auditing firm to audit its financial statements:

Siegel & Smith
2120 Jimmy Durante Blvd.
Del Mar, CA 92014
858-792-8606

         No consultation was held with Siegel & Smith concerning the type of opinion to be rendered, or written or oral advice. At the time of the retention of this firm, no issues or views were discussed or mentioned.

         The prior accountant was Grice, Lund, and Tarkington, 144 West D Street, Encinitas, CA., who had completed tax preparation for years 1996, 1997 and 1998 and an audit for six months ending September 30, 1998 just prior to the Company going public. In its report for six months ending September 30, 1998, they noted that Remedent USA Inc. balance sheet presented fairly, in all material aspects, the financial position of the Company as of September 30, 1998, in conformity with generally accepted accounting principles.

         They also mention that they could not observe the physical inventory, since that date was prior to their initial engagement as auditors for the Company, and our records did not permit adequate retroactive tests of those inventory costs. Accordingly, the scope of their work was not sufficient to enable them to express, and did not express, an opinion on the statements of income, changes in stockholders' equity, and cash flows for the six months ended September 30, 1998.

         There were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or on tax preparation, scope or procedure.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES


         Within the past 2 years, we have sold or issued the following securities without registering them under the Securities Act of 1933:

         On March 2, 1999, we conducted an offering of unregistered securities in reliance upon provisions for exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, Section 3 (b). In that offering, we issued 133,333 shares of unrestricted common stock to six private investors in exchange for a total of $200,000. These proceeds were used for operating expenses. Together with the investors, we arrived at $1.50 as an equitable price per share. The table below details the breakdown of shares and cash received.

              INVESTOR                            ADDRESS                          AMOUNT             NO. SHARES
--------------------------------------------------------------------------------------------------------------------
Timothy J. Pieper                    112 Holly  Drive,  Torrington,  WY         $100,000               66,667
                                     82240
Luke E. & Pamela K. Lionberger       6019  Franklin  Street,   Lincoln,           $3,000                2,000
                                     NE  68506
Leon F. & Lois Grothe                565  Tompkins   Drive,   S.  Sioux          $10,000                6,666
                                     City, NE 68776
Lee A. and Kayleen L. Dahl           401 Alma Box 97, Laurel, NE  68745           $9,000                6,000
Edward E. and Betty J. Quincy        Box 87, Newman Grove, NE  68758             $75,750               50,500
Mark and Cynthia Lionberger          7521   South    Downing    Street,           $2,250                1,500
                                     Littleton, CO  80122
                                                                       ---------------------------------------------
                                                                 Totals         $200,000              133,333


         The above transactions have qualified for exemption under Rule 504. The individual investors confirmed that they have a net worth exceeding $1,000,000 or have sophisticated investor status.

         On March 2, 1999, we offered and issued in a single transaction 150,000 shares of restricted common stock to one entity, Continental Capital provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D for service provided (see " Transactions with Promoters").

         On January 21, 2000, we issued new restricted common shares in the amount of 31,523 to Double Eagle Holdings Inc., in exchange for services provided. These shares were in partial compensation for services provided by Steve Grassbaugh as our Chief Financial Officer.

         On January 21, 2000, we issued new restricted common shares in the amount of 60,000 to In-Touch Communications for services rendered. Shares were calculated on a straight 10,000 shares per month for the six month contract totaling 60,000 shares. ("See Transactions with Promoters").

         On February 24, 2000, we issued 40,500 restricted common shares to Dr. Lee Dahl who, in turn, paid 27,000 non-restricted common shares held by him to Charterbridge Financial Group. On this same date, we issued to Dr. Edward Quincy 94,500 restricted common shares. In turn, Dr. Quincy granted 63,000 non-restricted common shares to Charterbridge Financial Group. (See "Transactions with Promoters").

         On March 13, 2000, the Company issued 25,000 restricted common shares to Mr. Leon F. Grothe and Mrs. Lois Grothe. Mr. and Mrs. Grothe granted 16,666 non-restricted shares held by them to The Merryvale International Group for services rendered to Remedent USA, Inc. (See "Transactions with Promoters").


         As of March 31, 2000 we had 50,000,000 shares of $0.001 par value common stock authorized. At March 31, 2000 and March 31, 1999, there were 12,578,637 shares and, 12,433,780 shares outstanding, respectively.


ITEM  5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the terms of our Bylaws, we have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner, which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         In addition, a corporation may indemnify any officer or director under circumstances similar to those described in the preceding paragraph against expenses (including amounts paid in settlement and attorneys fees actually and reasonable incurred by that person) in connection with the defense or settlement of the action or suit. This indemnification is also premised on the person's ability to show that he acted in good faith and in a manner, which he reasonably believed to be in (or not opposed to) the best interest of the corporation. However, indemnification for expenses is limited to the amount that the court, after viewing all of the circumstances of the claim, believes is reasonable under those circumstances.

         Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation or entity) for any liability asserted against that person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include the creation of trust funds, self insurance programs, the granting of security interests, letters of credit, guarantees and insurance policies.

         We has not sought or obtained any director or officer insurance coverages or made any other arrangements for the funding of any indemnification obligations it might incur under the terms of its Articles of Incorporation and Nevada law.

                          INDEX TO FINANCIAL STATEMENTS



                                                                      PAGE

Independent Auditors' Report                                          F-1

Financial Statements:
Balance Sheet as of March 31, 1999                                    F-2

Statements of Income for the year ended March 31, 1999
and since inception                                                   F-3

Statements of Equity for the year ended March 31,
1999 and since inception                                              F-4

Statements of Cash Flows for the year ended March 31, 1999
and since inception                                                   F-5

Notes to Financial Statements                                      F-6 - F-12

                               Remedent USA, Inc.

                              Financial Statements

                        March 31, 2000 and March 31, 1999
                                    (Audited)

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of REMEDENT USA, INC.

We have audited the accompanying balance sheets of Remedent USA, Inc. as of March 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remedent USA, Inc. as of March 31, 2000 and March 31 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and its total liabilities exceed its total assets, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Siegel & Smith


Del Mar, California
May 23, 2000

                               REMEDENT USA, INC.
                                  BALANCE SHEET
                                    March 31

         ASSETS
                                                       2000           1999
                                                       ----           ----
CURRENT ASSETS
    Cash and cash equivalents                   $     8,125        $ 89,382
    Accounts receivable, net                         40,897          35,374
    Due from related party                           16,919           5,944
    Inventories, net                                153,712         171,136
    Prepaid expense                                     536             638
                                                    -------         -------
         TOTAL CURRENT ASSET                        220,189         302,474

PROPERTY AND EQUIPMENT, net                          31,795          26,277

PATENTS, net of accumulated amortization             28,274          30,555

OTHER ASSETS                                          4,782           1,180
                                                   --------        --------
         TOTAL ASSETS                              $285,040        $360,486
                                                   ========        ========



          LIABILITIES AND EQUITY

CURRENT LIABILITIES

    Accounts payable                               $396,208        $ 57,504
    Note payable                                     27,897               0
    Accrued liabilities                             238,876          36,186
    Customer deposits                                 8,892               0
    Note payable - officer                                0          22,202
    Royalty payable - officer                        40,754          23,792
    Current portion capital lease                     1,629           1,646
    Note payable-Union Bank                          50,000          50,000
                                                   --------        --------
         TOTAL CURRENT LIABILITIES                  764,256         191,330


LONG TERM LIABILITIES & CAPITAL LEASES,              10,000           1,629
    net of current portion                         --------         -------

         TOTAL LIABILITIES                          774,256         192,959
                                                   --------         -------

SHAREHOLDERS' EQUITY
    Common stock                                     12,579          12,434
    Additional paid in capital                    1,452,768       1,187,332
    Prepaid services for stock                      (12,983)
    Accumulated deficit                          (1,941,580)     (1,032,239)
                                                 -----------     -----------
          TOTAL SHAREHOLDERS' EQUITY               (489,216)        167,527
                                                   ---------       --------

          TOTAL LIABILITIES AND EQUITY             $285,040        $360,486
                                                   ========        ========

                               REMEDENT USA, INC.
                            STATEMENTS OF OPERATIONS
                          For the Years Ending March 31


                                                 2000               1999
                                                 ----               ----

NET SALES                                        $448,459         $323,267
COST OF SALES                                     161,375          129,921
                                                 --------          -------
           GROSS PROFIT                           287,084          193,346

RESEARCH AND DEVELOPMENT                           60,586
OPERATING EXPENSES
    Sales and marketing                           322,454          248,846
    General and administrative                    769,232          525,159
    Depreciation and amortization                  13,314           10,723
                                                   ------           ------
           TOTAL OPERATING EXPENSES             1,105,000          784,728
                                                ---------          -------
(LOSS) FROM OPERATIONS                           (878,502)        (591,382)

OTHER INCOME (EXPENSES)
    Interest income                                   343            4,709
    Interest expense                              (30,082)          (3,668)
                                                  --------          -------
           TOTAL OTHER INCOME (EXPENSES)          (29,739)           1,041
                                                  --------           ------
(LOSS) BEFORE INCOME TAXES                       (908,241)        (590,341)

    Income tax benefit (expense)                   (1,100)            (800)
                                                   -------            -----
           NET (LOSS)                           $(909,341)       $(591,141)
                                                ==========       ==========
LOSS PER SHARE                                     ($0.07)          ($0.09)
                                                  ========          =======
WEIGHTED AVERAGE SHARES OUTSTANDING            12,476,789        6,310,352
                                               ==========        ==========


                                                     REMEDENT USA, INC.
                                        STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                   Additional
                                           Common Stock             Paid-in       Accumulated
                                          Shares   Amounts          Capital         Deficit     Receivable      Total
                                          ------   -------          -------         -------     ----------      -----

Balance, March 31, 1998                   511,469      $783,781          $    -    $  (441,098)      $   -     $342,683
   April - September 1998                  39,150       215,985               -              -           -      215,985
   Merger - October 2, 1998            11,749,828      (987,465)        987,465              -           -            -
   Shares Issued March 1999               133,333           133         199,867              -           -      200,000
   March 31, 1999 Net Loss                      -             -               -       (591,141)          -     (591,141)
                                      -----------     ---------       ---------     ----------    ---------    ---------
Balance, March 31, 1999                12,433,780       $12,434       1,187,332     $1,032,239       $   0     $167,527
                                      ===========     =========       =========     ==========    =========    =========

   April 1999- March 2000                 144,857          $145        $248,792              -    $(12,983)    $235,954
   July 13, 1999                                -             -          16,644              -           -       16,644
   Debenture Conversion
   March 31, 2000 Net loss                      -             -               -       (909,341)          -     (909,341)
                                       ----------      --------      ----------    -----------    ---------   ----------
Balance, March 31, 2000                12,578,637       $12,579      $1,452,768    $(1,941,580)   $(12,983)   $(489,216)
                                       ==========      ========      ==========    ===========    ========    ==========


                                     F-4

                               REMEDENT USA, INC.
                            STATEMENTS OF CASH FLOWS
                          For the Years Ended March 31

                                                       2000          1999
                                                       ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                            $(909,341)    $(591,141)
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Depreciation and amortization                      13,314        10,723
    Stock for services                                252,598             0
    Changes in operating assets and liabilities:
       Accounts receivable                             (5,523)       10,706
       Inventories                                     17,424       (15,002)
       Prepaid expenses                                   102          (194)
       Accounts payable                               338,704        27,071
       Accrued liabilities                            202,690        13,882
       Customer deposits                                8,892             0
       Royalties payable                               16,962         7,508
       Deposits                                        (3,602)         (655)
                                                      -------        -------
NET CASH USED IN OPERATING ACTIVITIES                 (67,780)     (537,102)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment                                (16,551)      (12,037)
(Notes) repayments from/to related parties            (10,975)       98,146
Patent costs                                                0        (5,651)
                                                       ------        ------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES      (27,526)       80,458

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments                                         (1,646)       (1,645)
Proceeds from notes and debentures                     52,697        50,000
Officer loans (repayments)                            (22,202)       22,202
Note payments                                         (14,800)      (41,682)
Sale of common stock                                        0       415,985
                                                       ------       -------
NET CASH PROVIDED BY FINANCING ACTIVITIES              14,049       444,860
                                                       ------       -------

NET (DECREASE) IN CASH                                (81,257)      (11,784)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR           89,382       101,166
                                                      -------       -------

CASH AND CASH EQUIVALENTS, END OF YEAR                 $8,125       $89,382
                                                      =======       =======

Supplemental Non Cash Investing and Financing Activities:

     During the year ended March 31,2000 the Company incurred expenses for consulting, marketing, personnel services and debenture conversion benefit for stock valued at $248,936.

     The Company acquired equipment with $1,500 down payment and recorded a lease obligation of $4,920 during the year ended March 31,1999

Supplemental Information:
 Interest paid                                        $14,550       $   641
 Taxes paid                                           $    50       $    50

                               REMEDENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS



A. Organization and Summary of Significant Accounting Policies:

   Organization and Nature of Operations

   Remedent USA, Inc. (the "Company") is engaged in the distribution of a product that combines a toothbrush, gum brush and tongue cleaner on one handle. Credit sales are made to the Company's customers, primarily retail store chains, located throughout the United States, as well as a minor amount of international sales. The Company was originally incorporated on September 30, 1996 in the state of Arizona, and has offices in Escondido, California and Phoenix, Arizona.

   On October 2, 1998 the Company merged with Resort World Enterprises, Inc., a Nevada corporation ("RWE"). The surviving Company was RWE and immediately changed the name of the Corporation to Remedent USA, Inc. The exchange was accounted for using purchase accounting and the Arizona Corporation exchanged all of the outstanding stock for approximately 79% of the new Remedent USA stock.


   Basis of Accounting

   The Company's financial statements have been prepared on an accrual basis of accounting, in conformity with generally accepted accounting principles as a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern, see Note I.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

   Accounts Receivable

   The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sales are 2% 10 days, net 30 days. Accounts receivable is reported at net realizable value and net of allowance for doubtful accounts. As of March 31, 2000 and 1999 the allowance for doubtful accounts was $3,000. During the year ended March 31, 2000 and 1999 the Company had written off uncollectible accounts totaling $2,831 and $632, respectively.

   The Company uses the allowance method to account for uncollectable accounts receivable. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.


   Inventories

   Inventories  are stated at the lower of cost  (weighted  average)  or market.
   Inventory  costs  include  material,   labor  and   manufacturing   overhead.
   Individual components of inventory are listed below:

                                                      2000             1999
                                                      ----             ----
        Inventory-Supplies                          $34,751          $5,428
            Displays and Raw Materials               61,970          43,275
            Finished Goods                           56,991         122,433
                                                     ------         -------
                                                   $153,712        $171,136
                                                   ========        ========

   Patents

   Patent costs are amortized using the straight-line method over 15 years. Patent values and accumulated amortization at March 31, 2000 and 1999 are as follows:

                                             2000                    1999
                                             ----                    ----
        Patent                             $34,199                 $34,199
        Accumulated amortization             5,925                   3,644
                                           -------                  ------
        Patents, net                       $28,274                 $30,555
                                           =======                 =======

   Property and Equipment

   Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of five to seven years for equipment and furniture and shorter of lease term or life of improvements.

   Advertising

   Advertising costs are expensed in the year incurred. Advertising cost for the year ended March 31, 2000 and 1999 were $123,010, and totaled $76,218, respectively.

   Research and Development

   Research and development costs, consisting principally of design and development costs devoted to creating new products or improving existing products, are expensed as incurred. For the fiscal year ended March 31, 2000 and 1999, total research and development costs were $60,586 and $0, respectively.

   Income Taxes

   Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred taxes are recognized for temporary differences in the basis of assets and liabilities for financial statement and income tax reporting. A provision has been made for income taxes due on taxable income and for the deferred taxes on the temporary differences. The components of the deferred tax asset and liability are individually classified as current and non-current based on their characteristics.

   Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

   Earnings Per Share

   Earnings per share are provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic earnings per share are computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

   Revenue Recognition

   Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period that related sales are recorded.

   Fair Value of Financial Instruments

   The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded value of notes payable approximate their fair values, as interest is tied to or approximates market rates and their short-term nature.

   Impairment of Long-Lived Assets

   Long-lived assets consist primarily of property and equipment and patents. The recoverability of long-lived assets is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of March 31, 2000, management believes there was no impairment of the Company's long-lived assets.

   Impact of Recently Issued Accounting Standard

   In June 1998,  the FASB issued  Statement of Financial  Accounting  Standards
   (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards for derivative instruments. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133) which postponed the adoption date of SFAS No. 133. As such, the Company is not required to adopt the new Statement until the year 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

B. Property and Equipment:

   Property and equipment at March 31, 2000 and 1999 are summarized as follows:

                                               2000                     1999
                                               ----                     ----
      Machinery and equipment                 50,436                 $33,883
      Furniture and fixtures                   7,596                   7,596
      Leasehold improvements                     778                     779

      Less accumulated depreciation          (27,015)                (15,981)
                                             --------                --------

      Property and equipment, net            $31,795                 $26,277
                                             =======                 =======


   Capital Leases

   The Company leases equipment under a capital lease expiring March 17, 2001. The asset and liability under the capital lease were recorded at the fair value of the asset of $6,420. The equipment is depreciated over its useful life. Lease payments amounted to $2,127 for the year.

   Minimum future lease payments under this capital lease at March 31, 2000 are as follows:

             YEAR                          AMOUNT
             ----                          ------
             2001                        $  1,629
             Thereafter                         0

C.   Notes Payable:

   The Company has a $50,000 note payable to Union Bank of Arizona N.A. originally dated December 11, 1998. The loan bears interest at 10.25% annually and is secured by UCC1 filing on all the Company's assets. Subsequent to March 31, 2000 the Company renewed the loan. The loan is due on demand or if no demand is made, matures April 26, 2005 and bearing interest at 11.50%.

   During the year ended March 31, 2000 the Company has borrowed from a shareholder a total of $15,000 as a working capital loan. This loan is unsecured, due on demand without a maturity date and bears no interest. The Company has not accrued interest on this note.

   On July 14, 1999 the Company borrowed $10,000 from a shareholder in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due April 15, 2001 and can be converted to stock at 37.5% of the average trading price 30 days prior to maturity. The Company has recorded interest expense of $16,644 as part of the conversion feature of the debenture. Additionally there is $802 accrued and unpaid interest at March 31, 2000.

   Kenneth Hegemann, an employee of the Company, operates a related business that has advanced a total of $21,563 to Remedent. The Company has repaid $14,000 of theses advances leaving a balance of $7,563 at March 31, 2000. Similar to the other working capital loans, this is an unsecured debt and does not bear interest. The Company has not accrued interest on this debt.

   At March 31, 1999 the Company was indebted to an officer of the Company in the amount of $22,202. The loan was unsecured and bears interest at a rate of 7% annually. The loan was paid in full during the year ending March 31, 2000.

D. Income Taxes:

   A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

                                                             2000         1999
                                                             ----         ----
      Computed tax at the federal statutory rate of 34%   $(309,200)  $(201,000)
      Increase in valuation allowance                     $ 308,100   $ 200,200

      Provision (benefit ) for income taxes                  $1,100        $800
                                                           ========     =======

      Effective income tax rate                                  0%          0%


   For the period ended March 31, 1999 the Company had available approximately $1,013,000 of unused net operating loss carry-forwards for federal tax and Arizona state tax purposes and approximately $506,500 for the State of California. These loss carry-forwards begin to expire in the year 2011 if not previously utilized. In addition, the Company has an unused research credit for the year ended March 31, 2000 of approximately $16,000.

E.  Shareholders' Equity:

      Common Stock

      The Company has 50,000,000 shares of $0.001 par value common stock authorized. At March 31, 2000 and 1999, there were 12,578,637 shares, and 12,433,780 shares issued and outstanding respectively.

      During the year the Company entered into various stock for service transactions. These transactions involved a transfer of 144,857 shares of stock and valued at a total amount of $248,936. Each transaction is described in more detail below.

      The Company entered into an agreement with In Touch, to enhance market exposure. Services provided by In Touch were valued at $71,220 payable in 60,000 shares and expired December 14, 1999.

      The Company has an agreement with Double Eagle, a Sales and Marketing Management concern, for the services of Steve Grassbaugh as acting Company CFO. Services provided by Mr. Grassbaugh are valued at $60,000 per annum and payable in both cash and shares. The shares issued total 31,523, valued at $39,000 at March 31, 2000.

      Additionally, the Company issued 160,000 restricted shares in exchange for 106,666 free trading shares, a net increase of 53,334 shares outstanding. The free trading shares were transferred to various vendors for services performed. The shares issued are valued at $138,716, comprised of $125,733 in services performed and $12,983 in prepaid services for stock.

F.    Related Party Transactions:

      The Company's headquarters in California occupy approximately 1000 square feet of Rebecca M. Inzunza's, an officer shareholder, primary residence that totals 4,000 square feet. Rent paid directly to Ms. Inzunza each month is currently $650, and was $300 in 1999. The total rent paid to this officer shareholder totaled $4,665 and $3,600 for the years ended March 31, 2000 and 1999 respectively. The rental agreement is a month-to-month agreement.

      Kenneth Hegemann is an employee of Remedent and owns 100% of Famcare, Inc. As of March 31, 2000 and March 31, 1999, Famcare, Inc. owed Remedent $4,749 and $4,644 respectively.

      The Company has a royalty agreement with Jean Louis Vrignaud, which provides 4.5% royalty of the net sales with a cap of $2 million dollars on royalties for the assignment of all patents to the Company. Mr. Vrignaud was an officer and director during the fiscal year ending March 31, 1999, however he has resigned his position as director and is no longer an officer. Mr. Vrignaud was owed $40,754 as of March 31, 2000 and $23,792 as of March 31, 1999. Total royalty expenses incurred under this agreement totaled $16,962 and $11,718 respectively, for the years ended March 31, 2000 and 1999 respectively.

      Additionally, during the year the Company has advanced to Ms. Inzunza, the Company President $2,170.

G.    Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company controls credit risk to accounts receivable through credit approvals, credit limits, and monitoring procedures.

      For the year ended March 31, 2000 one customer accounted for 45% of sales.

      At March 31, 2000 three customers, each of which accounted for more than 10% of the Company's accounts receivable, accounted for 67% of the accounts receivable in aggregate. At March 31, 1999 two customers, each of which accounted for more than 10% of the Company's accounts receivable, accounted for 46% of accounts receivable in aggregate.

H.    Commitments and Contingencies

      Facilities Lease

      On September 28, 1999 the Company entered into a three-year lease with D.E.K. Enterprises, Inc., an unrelated party, for 3,330 square feet in Phoenix, Arizona, to be used for shipping and warehousing operations. The minimum lease payments are $2,065 per month. This new leased warehousing facility will allow the Company to consolidate current warehousing operations and reduce warehousing and shipping costs.

      The following table represents the minimum lease commitments over the next five years:

                           YEAR                       AMOUNT
                           ----                       ------
                           2001                     $ 24,775
                           2002                     $ 24,775
                           2003                     $  2,065
                           Thereafter               $    -0-

      Services Contracts

      The Company entered into an agreement with First Canadian Capital, ("FCC"), a financial consulting firm. Services provided by FCC are valued at $60,000 payable in cash or shares and expires January 31, 2001. The Company incurred $10,000 in services including an accrued balance payable of $10,000 as of March 31, 2000. The contract can be canceled quarterly by either party.

      The Company entered into an agreement with Merryvale Group International ("MGI"), a financial consulting organization. Services provided by MGI are valued at $20,773 and payable in shares, of which $7,790 in services has been incurred and $12,983 are prepaid. The agreement for services will remain in effect, subject to payments of $5,000 every 30 days beyond the expiration date, (see Note E).

      A cash or stock fee, as a percentage of funds raised, is payable to FCC or MGI from any proceeds of financing raised by these organizations. To date no funds have been raised.

      The Company entered into an agreement with Charterbridge Financial Group, ("CFG"), to enhance Company visibility and market value. Services to be provided by CFG are valued at $370,980, payable in cash or shares, expiring February 23, 2001. The Company incurred $61,830 of these services as of March 31, 2000. Contract terms can be canceled quarterly by either party, (see Note E).


      The Company entered into an agreement with Double Eagle for Sales and Marketing Services. The services Double Eagle will provide are valued at 11% (6% management fee and a 5% brokerage commission) of net invoiced amounts for all products delivered to customers. A guaranteed minimum management fee of $4,000 monthly when Stage 1 is complete is payable and available for offset of the 6% management fee. The Company incurred $51,729 in services with an accrued balance payable of $45,076 as of March 31, 2000. The agreement for services is renewable every six months.


I.    Going Concern

      The Company has sustained substantial net losses since its inception in September 1996. In addition, as of March 31, 2000 the Company had a working capital deficit totaling $544,067 and a shareholders' deficit of $489,216. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently working with various groups in an effort to raise significant capital for working capital and completion of the Company's marketing plan.

      The Company entered into a contract with Double Eagle Market Development Company on March 10, 1999, to develop and implement a national marketing plan, (referred to above). The Company approved and recently began implementation of the first phase of a two-year plan to achieve national distribution. The targeted markets for the first phase are Washington, Oregon, Idaho, Montana, Utah and Arizona. In November 1999 the Company achieved distribution at Kroger-owned Fred Meyer Stores, Smith's Food and Drug and Quality Food Centers (QFC) with 337 stores in the first phase targeted markets. The Company expects to achieve its distribution goals in the first phase targeted markets by the summer of 2000, at which time the Company plans to launch a comprehensive 32-week radio ad campaign in these markets.

      Management believes that if the Company can complete its marketing plan that the Company can achieve a significant enough market share to sustain operations. There can be no assurance that the Company will be successful in its efforts to obtain adequate working capital or achieve anticipated market share. If the Company is unsuccessful in its efforts, it may be necessary to undertake other actions to preserve asset value. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

J.    Subsequent Events

      On April 15, 2000 the Company borrowed $27,200 from a shareholder in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due April 15, 2001 and can be converted to stock at 37.5% of the average trading price 30 days prior to maturity.

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the use of our report included in the Registration Statement on Form 10-KSB dated February 25, 1998 relating to the financial statements of Remedent USA, Inc.


Siegel & Smith

Del Mar, California
December 10, 1999

PART III

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto are attached to this Form 10-SB.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 30, 2000                        By:  /s/ Rebecca M. Inzunza
                                                 ------------------------
                                                 Rebecca M. Inzunza, President


                            Special Power of Attorney

The undersigned constitute and appoint Rebecca Inzunza their true and lawful attorney-in-fact and agent with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully ad to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                      Title                          Date

/s/ Rebecca M. Inzunza         President, CEO, Director       June 30, 2000
-----------------------
Rebecca M. Inzunza

/s/ Robert E. Hegemann         Senior Vice President,         June 30, 2000
-----------------------        Treasurer, Director
Robert E. Hegemann

/s/ William L. Robbins         Director                       June 20, 2000
----------------------
William L. Robbins

/s/ Edward E. Quincy, DDS      Director                       June 20, 2000
-------------------------
Edward E. Quincy

/s/ Earl Moore                 Director                       June 20, 2000
---------------
Earl Moore

EXHIBIT INDEX

        Number              Description
        ------              -----------
         2.1               Stock Exchange Agreement with
                           Resort World Enterprises, Inc.

         2.2*              Articles of Merger

         3.1(i)            Articles of Incorporation

         3.1(ii)           By-laws

         4.1               Instrument defining the rights of holders
                           N/A

         9.1               Voting Trust Agreement N/A

        10.1               Marketing Agreement with
                           Jean Louis Vrignaud

        10.2               Sales and Marketing
                           Agreement with Double Eagle

        10.3               Option Agreement with Rubicon Capital Partners

        10.4               Convertible Debenture with Dr. Edward Quincy

        10.5 Client Service Agreement with Continental Capital & Equity Corporation

        10.6               Agent Agreement with Continental Capital

        10.7               Agreement with the Merryvale Group International

        10.8 *             Contract with In-Touch Communications

        10.9               Agreement with First Canadian Capital

        10.10 *            Investment Banking Rider with Charterbridge

        10.11 * Agreement for Financial Public Support/Retail Support with Charterbridge

        10.12 * Consulting Agreement and Finders Fee Agreement with Rubicon Capital Partners

        27.1  *            Financial Data Schedule

        99.1*  **          List of products under development

        99.2               Patents

        99.3               Trademarks



       *          To be filed by amendment
       ** Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested will be filed by amendment